UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

TheStreet, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88368Q 10 3
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88368Q 10 3

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,293,893
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,293,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,293,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 88368Q 10 3

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,293,893
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,293,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,293,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON HC

CUSIP NO. 88368Q 10 3

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of TheStreet, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 14 Wall Street, New York, New York 10005.

Item 2.	Identity and Background.

(a)           This statement is filed by Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the Investment Manager of Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), in whose name the Shares are held.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  Raging Master has delegated to Raging Capital the sole authority to vote and dispose of the securities held by Raging Master pursuant to an Investment Management Agreement, dated November 9, 2012 (the “IMA”).  The IMA may be terminated by any party thereto effective at the close of business on the last day of any fiscal quarter by giving the other party not less than sixty-one days’ written notice.  As a result, each of Raging Capital and William C. Martin may be deemed to beneficially own the Shares held by Raging Master.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of Raging Capital.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of the Reporting Persons is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.

(c)           The principal business of Raging Capital is serving as the Investment Manager of Raging Master.  The principal occupation of William C. Martin is serving as the Chairman, Chief Investment Officer and Managing Member of Raging Capital.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Raging Capital is organized under the laws of the State of Delaware.  William C. Martin is a citizen of the United States of America.

CUSIP NO. 88368Q 10 3

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,293,893 Shares owned directly by Raging Master is approximately $5,195,628, including brokerage commissions.  Such Shares were acquired with the working capital of Raging Master.

Raging Master effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Raging Capital has been a patient long-term shareholder of the Issuer.  Raging Capital is extremely concerned with the Issuer’s continued poor performance and corporate governance as well as the circumstances surrounding the 2016 annual meeting of shareholders scheduled to be held on June 9, 2016 (the “Annual Meeting”).  In particular, Raging Capital notes that the Issuer has a staggered board and only one director, Mr. Keith Hall, was originally scheduled to stand for re-election at the Annual Meeting.  Mr. Hall resigned from the Board after the Issuer’s proxy statement dated April 29, 2016, which included him as the Issuer’s nominee for election at the Annual Meeting, was filed with the SEC and he is no longer willing to stand for re-election at the Annual Meeting.  The Issuer has not amended its proxy statement to add an alternative nominee who would stand for election as a Class II director in place of Mr. Hall.  As a result, shareholders will not have the opportunity to vote for a candidate to fill the vacancy left by Mr. Hall if the Annual Meeting proceeds as scheduled.  Furthermore, the Issuer has also nominated Mr. Larry Kramer for election at the Annual Meeting as a Class II director with a term expiring in 2019 while Mr. Kramer is already serving as a Class I director with a term expiring in 2018.  Since the arrangement between the Issuer and Mr. Kramer regarding his class designation provides that Mr. Kramer will only switch from Class I to Class II if he is elected at the Annual Meeting as a Class II director, but if he is not elected to this class at the Annual Meeting, he will remain a Class I director, this shareholder vote is effectively meaningless.  Consequently, the Issuer is denying shareholders a meaningful opportunity to vote for director candidates at the Annual Meeting.  We also note that Spear Point nominated directors for election at the Annual Meeting, however, the Issuer has taken the position that Spear Point’s nomination is invalid.  As a result, shareholders will not have the opportunity to vote for Spear Point’s nominees at the Annual Meeting.  Considering the circumstances, we believe the Annual Meeting should be postponed to enable the Board to engage in constructive discussions with its shareholders regarding the composition of the Board.  The Issuer and/or shareholders could then nominate appropriate director candidates thereby giving shareholders a meaningful opportunity to elect directors at the Annual Meeting.  Moving forward with the Annual Meeting as scheduled would, in our view, only serve to further disenfranchise shareholders and would amplify the poor corporate governance of the Issuer.  To the extent the Board does not postpone the Annual Meeting, Raging Capital reserves the right to take any and all action it deems necessary to protect the interests of shareholders.  Raging Capital intends to not vote its Shares at the Annual Meeting as currently scheduled and encourages the Issuer to postpone the Annual Meeting.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in additional discussions with management and the Board concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, nominating directors, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 88368Q 10 3

Item 5.	Interest in Securities of the Issuer.

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 35,234,728 Shares outstanding as of May 5, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016.

As of the close of business on the date hereof, each of Raging Capital and William C. Martin may be deemed to beneficially own the 3,293,893 Shares, constituting approximately 9.3% of the Shares outstanding, held by Raging Master by virtue of their relationships with Raging Master discussed in further detail in Item 2.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.  Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

(b)           Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by Raging Master.

(c)           Schedule B annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 7, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between Raging Capital Management, LLC and William C. Martin, dated June 7, 2016.

CUSIP NO. 88368Q 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2016	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

CUSIP NO. 88368Q 10 3

SCHEDULE A

Executive Officers of Raging Capital Management, LLC

Name and Position	Present Principal Occupation	Business Address
William C. Martin, Chairman, Chief Investment Officer and Managing Member	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553
Frederick C. Wasch, Chief Financial Officer	Chief Financial Officer of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553

CUSIP NO. 88368Q 10 3

SCHEDULE B

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RAGING CAPITAL MASTER FUND, LTD.

Common Stock	(6,700)	1.2000	04/15/2016
Common Stock	(19,136)	1.1605	04/18/2016
Common Stock	(9,440)	1.1534	04/19/2016
Common Stock	(4,255)	1.1405	04/20/2016
Common Stock	(512)	1.1420	04/21/2016
Common Stock	(9,382)	1.1400	04/22/2016
Common Stock	(200)	1.1400	04/25/2016
Common Stock	(5,021)	1.1400	04/26/2016
Common Stock	(250)	1.1400	04/27/2016
Common Stock	(350,000)	1.1200	04/28/2016
Common Stock	(100)	1.1400	04/29/2016
Common Stock	56,391	1.0678	05/04/2016
Common Stock	18,933	1.0795	05/05/2016
Common Stock	45,288	1.0900	05/06/2016
Common Stock	1,821	1.0900	05/09/2016
Common Stock	6,328	1.0900	05/10/2016
Common Stock	10,000	1.1000	05/11/2016
Common Stock	1,600	1.1000	05/12/2016
Common Stock	2,957	1.0997	05/13/2016
Common Stock	875	1.1000	05/16/2016
Common Stock	14,445	1.1000	05/20/2016
Common Stock	2,960	1.1300	05/23/2016
Common Stock	17,965	1.1461	05/24/2016